UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):
☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) of the SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to ________

Commission File Number 000-26538

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

ENCORE MEDICAL CORPORATION

401(k) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ENCORE MEDICAL CORPORATION
9800 METRIC BOULEVARD
AUSTIN, TEXAS 78758

Report of Independent Registered Public Accounting Firm

To The Plan Administrative Committee
Encore Medical Corporation 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of Encore Medical Corporation 401(k) Plan as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Companies Accounting Oversight Board (PCAOB). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the net assets available for benefits as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at end of year (December 31, 2004) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental information is the responsibility of the Plan’s management. The supplemental information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

HELIN, DONOVAN, TRUBEE & WILKINSON, LLP

/s/ Helin, Donovan, Trubee & Wilkinson, LLP

Austin, Texas
May 20, 2005

ENCORE MEDICAL CORPORATION 401(K) PLAN

Statements of Net Assets Available for Benefits
December 31, 2004 and 2003

	2004	2003
Assets

Investments, at fair value:
Money market account	$1,690,838	$1,881,844
Collective trusts	963,016	595,548
Mutual funds	8,363,555	7,010,308
Common stock of Encore Medical Corporation	1,963,472	1,483,289
Loans to participants, at contract value	356,321	303,355

Total investments	13,337,202	11,274,344

Total assets	$13,337,202	$11,274,344

Liabilities

Excess contributions payable	$24,782	$—

Net assets available for benefits	$13,312,420	$11,274,344

See accompanying notes and independent auditors’ report.

ENCORE MEDICAL CORPORATION 401(K) PLAN

Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2004

Additions
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$406,165
Dividends and interest	259,751

Total investment income	665,916

Contributions:
Employer	438,494
Participants	1,107,017
Rollovers	522,938

Total contributions	2,068,449

Total additions	2,734,365

Deductions
Deductions from net assets attributable to:
Benefits paid to participants	692,789
Administrative expenses	3,500

Total deductions	696,289

Net increase in net assets	2,038,076

Net assets available for benefits - beginning of year	11,274,344

Net assets available for benefits - end of year	$13,312,420

See accompanying notes and independent auditors’ report.

ENCORE MEDICAL CORPORATION 401(K) PLAN

Notes to Financial Statements
December 31, 2004

Note A - Description of Plan

The following description of the Encore Medical Corporation 401(k) Plan (“Plan”) provides only general information. Participants should refer to the Plan agreement or Summary Plan Document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution 401(k) profit-sharing plan covering all employees of Encore Medical Corporation and it’s electing affiliated subsidiaries, (collectively, the “Company”) who are at least 21 years of age, who are not covered by a collective bargaining agreement and who are not non-resident aliens who receive no U.S. earned income from the Company. The Plan allows for participant entry on either January 1 or July 1 of each plan year. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

The Plan allows for a maximum deferral rate of 100% of eligible compensation, or the maximum amount allowed by law (currently $13,000 for 2004). This Plan also allows for catch-up contributions up to $3,000 for participants over 50 years of age. Participants may also contribute amounts representing distributions (rollovers) from other qualified defined benefit or contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers thirteen (13) mutual funds, a collective trust, a money market fund and common stock of the Company as investment options for participants.

The Company makes annual discretionary contributions in an amount determined at each plan year end by the Board of Directors. For 2004, the Company elected to match 50% of the first 6% of each participant’s elective contributions. Although the Company may also make profit sharing contributions at the direction of the Board of Directors, no profit sharing contributions were made in 2004. Contributions are subject to certain limitations.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) Plan earnings less management fees. Allocations are based on participant earnings or account balances, as defined.

ENCORE MEDICAL CORPORATION 401(K) PLAN
Notes To Financial Statements
December 31, 2004

Note A - Description of Plan (Continued)

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their account balance, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at the prime rate plus one percent, determined on the day the loan is funded. All Plan loans must be repaid in 5 years except those that are used for the purchase of a principal residence. In most cases, repayment of the loan will be made through after-tax payroll deductions.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. A participant is 100% vested after three years of credited service as summarized below:

Years of Service	Vested Percentage
Less than one year	0%
One year	25%
Two years	50%
Three years or more	100%

Participants will become fully vested in the Company’s contributions upon termination of the Plan.

Payment of Benefits

Benefits become available to participants on the earliest of three events: (1) termination of employment, (2) death or disability of the participant, or (3) upon the participant’s retirement.

During 2004 and in prior years, upon termination of employment, the benefits were paid in a lump sum if the participant’s vested account balance was less than $5,000. In 2005 and for future periods, terminating participants with balances under $5,000 will be automatically rolled into a Wells Fargo N.A. Bank IRA unless they request a lump sum or rollover distribution. If the participant’s account balance exceeds $5,000, the participant may choose to keep the funds in the Plan, request a direct rollover to another qualified plan, or take a lump sum distribution.

On termination of service due to death prior to retirement, the account balance is paid to the participant’s spouse or beneficiary as either a lump sum or to purchase an annuity for the life of the spouse or beneficiary.

On termination of service due to retirement after age 59 1/2, and fulfillment of required participation time in the Plan, 100% of the Company contribution becomes immediately vested. The account balance is paid to the participant in a lump sum or as a joint and survivor annuity. However, should a participant reach age 59 1/2 and not elect to terminate employment, the participant can take an in-service distribution from the vested accounts balance. If disabled while a participant in the Plan, the participant is entitled to 100% of his or her account balance distributed in the same manner as retirees.

ENCORE MEDICAL CORPORATION 401(K) PLAN
Notes To Financial Statements
December 31, 2004

Note A - Description of Plan (Continued)

Distributions During Employment

As a general rule, participant’s contributions will remain in the Plan as long as the participant remains employed by the Company. The Plan does provide exceptions to this rule for withdrawals of the participant’s contributions under the following circumstances (subject to the satisfaction of the Plan Administrator):

•	Medical expenses,

•	Purchase of a principal residence,

•	Post secondary education for participant or their dependents, or

•	To prevent eviction from or foreclosure on the participant’s principal residence.

Forfeited Accounts

At December 31, 2004 and 2003, forfeited non-vested accounts totaled $5,612 and $7,950, respectively. These accounts may be used to reduce future Plan administrative expenses and employer contributions. In 2004, forfeited non-vested accounts totaling $12,781 were used to reduce employer contributions and plan expenses.

Plan Expenses

The expenses of operating and maintaining the Plan have been paid by the Company. In the event the Company does not continue to pay the Plan expenses, the Plan expenses will be paid by the Plan and charged on a pro-rata basis to the value of the participants account balances.

Note B - Summary of Significant Accounting Policies

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Shares of mutual funds and Company common stock are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recognized as earned. Dividends are recorded on the ex-dividend date.

ENCORE MEDICAL CORPORATION 401(K) PLAN
Notes To Financial Statements
December 31, 2004

Note C - Investments

The following presents investments that are 5% or more of the Plan’s net assets at December 31, 2004 and 2003:

	December 31,
	2004	2003
Collective Trusts, at Fair Value
Wells Fargo S&P Index Fund	$963,016	$595,548

Mutual Funds, at Fair Value
Strong – Government Securities Fund	$1,746,559	$2,152,252
Neuberger Berman – Genesis Trust	$1,670,716	$993,834
INVESCO Strategic Portfolio Technology Fund	$610,849	$606,042
Dreyfus Founders Balanced Growth Fund	$933,288	$909,848
Wells Fargo, N.A. Equity Income Fund	$986,163	$953,733

Corporate Common Stock of Plan Sponsor
Encore Medical Corporation (not restricted)	$1,963,472	$1,483,289

Money Market
Wells Fargo Money Market Fund	$1,690,838	$1,881,844

During 2004, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by approximately $406,165, as follows:

Mutual Funds	$467,363
Collective Trusts	83,421
Corporate Common Stock of Plan Sponsor	(144,619)

Investments	$406,165

The Plan’s investments are primarily invested in mutual funds, a money market fund, common stock of the Plan Sponsor and a collective trust held by the Plan’s Trustee. The mutual funds apply a daily management fee to the assets under management in the mutual funds. This fee is deducted from the mutual funds prior to determining net depreciation in the fair value of investments.

The Plan’s participants direct all investments. There are no non-participant directed investments as of December 31, 2004 and 2003.

Note D - Related Party Transactions

The Company provided certain Plan administrative services without compensation during the year ended December 31, 2004. In addition, the Company paid certain Plan expenses totaling approximately $22,700 during 2004 for administrative fees and other charges to Wells Fargo, N.A. (the Plan Trustee).

Certain Plan investments are shares of mutual funds managed by the Plan Trustee. As a result, these transactions qualify as party-in-interest transactions.

ENCORE MEDICAL CORPORATION 401(K) PLAN
Notes To Financial Statements
December 31, 2004

Note E - Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

Note F - Reconciliation of Financial Statements to Schedule H of Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2004 and 2003, to Schedule H of Form 5500:

	December 31,
	2004	2003
Net assets available for benefits per the financial statements	$13,312,420	$11,274,344
Excess contributions payable	24,782	—

Net assets available for benefits per Schedule H to the Form 5500	$13,337,202	$11,274,344

The following is a reconciliation of total contributions per the financial statements for the year ended December 31, 2004 to Schedule H of Form 5500:

Total contributions per the financial statements	$2,068,449
Excess contributions payable	24,782
Forfeitures applied	12,781

Total contributions per Schedule H of Form 5500	$2,106,012

Note G - Tax Status

The Plan obtained its latest determination letter, in which the Internal Revenue Service stated that the plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving this determination letter. However, the Plan Administrator and the Plan’s third party administrator believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Note H - Fidelity Bond

The plan was covered by a $1,000,000 fidelity bond during 2004.

Note I – Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materiality affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

ENCORE MEDICAL CORPORATION 401(K) PLAN

Supplemental Schedule-Assets Held for Investment Purposes at End of Year
December 31, 2004

		(c)
		Description of
		investment
		including maturity
		date, rate of
	(b)	interest, collateral,		(e)
	Identity of issuer, borrower,	par, or maturity	(d)	Current
(a)	lessor, or similar party	value	Cost	Value
	Money Market Funds

*	Wells Fargo, N.A.	Market Fund	**	$1,690,838

	Collective Trusts

*	Wells Fargo, N.A. S&P 500 Index Fund	19,249 Shares	**	963,016

	Mutual Funds

	AIM High Yield	29,931 Shares	**	136,187
	Janus Global Technology Fund	24,517 Shares	**	261,844
	AIM Total Return Fund	10,680 Shares	**	261,666
	American Century Income & Growth Fund	11,169 Shares	**	342,549
	American Advantage International Equity Fund	24,368 Shares	**	490,048
	Strong Government Securities Fund	162,622 Shares	**	1,746,559
	Neuberger Berman Genesis Fund	39,154 Shares	**	1,670,716
	AIM Strategic Portfolio Technology Fund	24,011 Shares	**	610,849
	Scudder Growth & Income Fund	16,127 Shares	**	353,189
	Dreyfus Founders Balanced Growth Fund	88,212 Shares	**	933,288
*	Wells Fargo, N.A. Equity Income Fund	28,208 Shares	**	986,163
	Goldman Sachs Growth Opportunities	11,744 Shares	**	254,849
	Janus Twenty Fund	7,046 Shares	**	315,648

				8,363,555

	Corporate Common Stock

*	Encore Medical Corporation	360,535 Shares	**	1,963,472

*	Participant Loans	5.25% to 10.50%	—	356,321

		Total Investments		$13,337,202

* Party-in-interest ** Self-directed investment

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ENCORE MEDICAL CORPORATION 401(K) PLAN

By:     Plan Administrator of the Encore Medical Corporation 401(k) Plan

Date: June 20, 2005	By:	/s/ Harry L. Zimmerman

Harry L. Zimmerman
Plan Administrator

EXHIBIT INDEX

Exhibit	Exhibit
Number	Description

23.1*	Consent of Independent Registered Public Accounting Firm

*	Filed herewith.